

05039170

SECU_____ ___AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED

FEB 1 6 2005

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-22173

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASKAR CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___TWO APPLETREE SQUARE-SUITE 350___
(No. and Street)

___BLOOMINGTON___   ___MN___   ___55425-2023___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
OMMUND D. SKAAR   952-854-9453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___BOYER & COMPANY___
(Name – if individual, state last, first, middle name)

14500 BURNHAVEN DRIVE	BURNSVILLE	MN	55306
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____HUBERT BOYER_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ASKAR CORP._____ , as of _____DECEMBER 31,_____ , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

ANDREA RENEE EVANS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2009

_____
Signature

_____CERTIFIED PUBLIC ACCOUNTANT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASKAR CORP.

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the balance sheets of Askar Corp. as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Askar Corp. at December 31, 2004 and 2003, and the results of its operations, changes in stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Boyer & Company

January 21, 2005

ASKAR CORP.

BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$ 129,509	$ 60,073
Savings Certificates and Marketable Securities	185,608	175,510
Commissions Receivable from Investment Funds	321,851	332,771
Prepaid Expenses	4,655	24,800
Total Current Assets	641,623	593,154
TOTAL ASSETS	$ 641,623	$ 593,154

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts Payable	$ 4,220	$ 5,788
Commissions Payable	463,211	426,059
Income Taxes Payable	1,500	-
Total Current Liabilities	468,931	431,847
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, Authorized, Issued and Outstanding, 626 Shares	6,260	6,260
Paid in Capital	90	90
Retained Earnings	159,761	151,059
Accumulated Other Comprehensive Income (Loss)	6,581	3,898
Total Stockholders' Equity	172,692	161,307
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 641,623	$ 593,154

See auditor's report and notes to financial statements.

1

ASKAR CORP.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES		
Commission Income	$ 5,461,521	$ · 5,482,106
Other	170,394	145,215
Total Income	5,631,915	5,627,321
EXPENSES		
Commissions to Sales Representatives	3,605,039	3,622,429
Management Fee	1,734,112	1,845,330
Advertising	4,000	4,186
Clearing Fees and Minimums	55,353	76,308
Licensing and Registration	43,354	41,429
Office Supplies and Expenses	72,155	86,945
Professional and Consulting Fees	1,516	-
Insurance	83,186	25,955
Membership Dues and Subscriptions	901	9,004
Miscellaneous Expenses	22,097	10,127
Total Expenses	5,621,713	5,721,713
INCOME (LOSS) BEFORE INCOME TAXES	10,202	(94,392)
INCOME TAX EXPENSE (BENEFIT)	1,500	(24,800)
NET INCOME (LOSS)	$ 8,702	$ (69,592)

See auditor's report and notes to financial statements.

ASKAR CORP.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

| | Common Stock | | | |
| | 2004 | | 2003 | |
	Number	Amount	Number	Amount
Balance - Beginning of Year	0	$ 6,260	626	$ 6,260
Balance - End of Year	0	$ 6,260	626	$ 6,260

| | Paid in Capital | |
	2004	2003
Balance - Beginning of Year	$ 90	$ 90
Balance - End of Year	$ 90	$ 90

| | Retained Earnings | |
	2004	2003
Balance - Beginning of Year	$151,059	$220,651
Net Income (Loss)	8,702	(69,592)
Balance - End of Year	$159,761	$151,059

| | Accumulated Other Comprehensive Income (Loss) | |
	2004	2003
Balance - Beginning of Year	$ 3,898	$ 2,908
Unrealized Gain (Loss) on Securities	2,683	990
Balance - End of Year	$ 6,581	$ 3,898

See auditor's report and notes to financial statements.

3

ASKAR CORP.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 8,702	$ (63,186)
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation	-	-
Unrealized Gain on Investments	2,683	990
(Increase) Decrease in:		
Commissions Receivable	10,920	(103,726)
Savings Certificates and Marketable Securities	(10,098)	48,428
Prepaid Expenses	20,145	(7,145)
Other Receivables	-	3,949
Increase (Decrease) In:		
Accounts Payable	(1,568)	3,963
Commissions Payable	37,152	153,864
Income Taxes Payable	1,500	-
Retirement Plan payable	-	-
Net Cash Provided (Used) by		
Operating Activities	69,436	37,137
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Provided (Used) by		
Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided (Used) by		
Financing Activities	-	-
NET CHANGE IN CASH	69,436	30,731
CASH, Beginning of Year	60,073	29,342
CASH, End of Year	$ 129,509	$ 60,073

See auditor's report and notes to financial statements.

4

ASKAR CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Askar Corp. (Askar) is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2004, the company is a registered broker-dealer in 50 states. Askar Corp's home office is in Bloomington, Minnesota.

The majority of Askar's commission revenue is earned from mutual fund and variable annuity investments executed on behalf of it's customers. Askar also earns commissions on various life insurance products, annuity contracts, universal and variable life insurance policies, and securities transactions.

Commissions Receivable - Commissions receivable primarily represent accruals for amounts due from various mutual fund sponsors and life insurance companies. It is the company's policy to use the reserve method to write-off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at December 31, 2004 and 2003.

Marketable Securities - Marketable securities are carried at estimated market value.

Advertising - The Company expenses advertising costs as they incurred.

Estimates - Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number customers comprising the Company's customer base and their dispersion across different industries.

Revenue Recognition - Commission revenue and related expense for mutual funds, variable annuity contracts, and securities transactions are recorded on a trade-date basis.

ASKAR CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - FORMATION OF HOLDING COMPANY/MANAGEMENT FEE

In January 2000, all of the outstanding stock of Askar Corp. was transferred to Askar Holding Company and Askar Corp. became a wholly owned subsidiary of Askar Holding Company. Askar Corp. has entered into a services agreement with Askar Holding Company for providing financial, legal, compliance, operations and accounting expertise, public relations, data processing, office space, purchasing and sale of services. $1,734,112 and $1,845,330 of Management Fees was paid for such services for the years ended December 31, 2004 and 2003, respectively.

NOTE 3 - STATEMENTS OF CASH FLOWS

Supplemental Disclosures of Cash Flow Information:	2004	2003
Cash Paid During the Year for:		
Interest	$ -	$ -
Income Taxes	$ -	$ 24,800

NOTE 4 - INFORMATION ON FINANCIAL INSTRUMENTS AND RELATED RISKS

The company sells securities and investments through representatives in many parts of the United States. Normal terms for commissions receivable are 30 days and the balances are generally low risk in relation to collectibility. No collateral is carried on the accounts receivable. The value of accounts receivable on the balance sheets is at face value, and if the accounts were to become uncollectible, the loss incurred would be the face value of the accounts.

NOTE 5 - INCOME TAXES

The Company files consolidated income tax returns with Askar Holding Company. Income tax expense of $1,500 for the year ending December 31, 2004 and an income tax benefit of $24,800 for the year ending December 31, 2003 from the filing of consolidated income tax returns have been recorded as income tax expense (benefit) of Askar Corp.

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the balance sheets of Askar Corp. for the years ended December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the years then ended and have issued our report thereon dated January 21, 2005. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

January 21, 2005

ASKAR CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004 AND 2003

	2004	2003
STOCKHOLDERS' EQUITY at End of Year	$ 172,692	$ 161,307
ADDITIONS:		
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	172,692	161,307
DEDUCTIONS:		
Unallowable Assets:		
Securities Not Readily Marketable	9,180	8,505
Prepaid Expenses	4,655	24,800
Nonliquid Receivables, Net of Commission Payable	7,517	5,957
Total	21,352	39,262
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	151,340	122,045
HAIRCUTS ON SECURITIES	20,271	19,288
NET CAPITAL at End of Year	131,069	102,757
Required Capital	31,264	28,791
Excess Capital	$ 99,805	$ 73,966

See auditor's report and notes to financial statements.

ASKAR CORP.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004 AND 2003

The company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii).

ASKAR CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2004 AND 2003

The company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

ASKAR CORP.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2004 AND 2003

The company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)
(2) and does not hold client/customer funds or securities; thus, no reconciliation is
necessary.

RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2004
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

	Balance Per Focus Report on December 31, 2004		Adjustments Debit		Credit	Balance Per Audited Financial Statements At December 31, 2004
Total Assets	$ 641,620	(a)	$ 3	$	-	$ 641,623
					-	
Less:				(a)	1	
Total Liabilities	467,430		-	(b)	1,500	468,931
Net Worth	174,190		3		1,501	172,692
Less:						
Non-Allowable Assets	21,352					21,352
Tentative Net Capital	152,838		3		1,501	151,340
Less:						
Securities Haircuts	20,271					20,271
Net Capital	$ 132,567		3		1,501	$ 131,069

(a)   Rounding
(b)   Accrued Income Taxes

See auditor's report and notes to financial statements.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the financial statements of Askar Corp. for the periods ended December 31, 2004 and 2003 and have issued our report thereon dated January 21, 2005. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2004 and 2003, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your company. We recognize that your company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

We commend the management and staff of the company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Askar Corp.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

Boyer & Company

January 21, 2005